SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

MarketWise, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

57064P107

(CUSIP Number)

June 16, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 57064P107	13G	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS Mark Patrick Arnold
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 14,551,821
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 14,551,821
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,551,821
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) Not Applicable
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 28.5%
12.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 57064P107	13G	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer:

MarketWise, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

1125 N. Charles Street Baltimore, Maryland

Item 2.

(a)	Name of Person Filing:

Mark Patrick Arnold

(b)	Address of Principal Business Office or, if None, Residence:

200 Garrison Forest Road, Owings Mills, Maryland 21117

(c)	Citizenship:

Mark Patrick Arnold is a citizen of the United States.

(d)	Title of Class of Securities:

Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”).

(e)	CUSIP Number:

57064P107

Item 3.

Not applicable.

Item 4. Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Class A Common Stock of the Issuer as of June 16, 2023, based upon (i) 35,429,642 shares of Class A Common Stock outstanding as of May 10, 2023 as reported by the Issuer, (ii) the redemption by the Company of 1,000,000 Common Units of MarketWise, LLC (“Common Units”) held by the Reporting Person in exchange for the issuance of an equal number of shares of Class A Common Stock on June 14, 2023 and (iii) the sale of 1,019,591.13 shares of Class A Common Stock held by the Reporting Person.

Reporting Person:	Amount Beneficially Owned:	Percent of Class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Mark Patrick Arnold	14,551,821	28.5%	14,551,821	0	14,551,821	0

Mark Patrick Arnold is the beneficial owner of 14,551,821 shares of Class A Common Stock, which consists of (i) 230,000 shares of Class A Common Stock held of record by the Reporting Person, (ii) 10,261,859 shares of Class A Common Stock underlying Common Units held of record by the Reporting Person, and (iii) 4,059,962 shares of Class A Common Stock underlying Common Units held by a limited liability company over which the Reporting Person claims beneficial ownership. The Common Units are redeemable for shares of Class A Common Stock on a one-for-one basis at the option of the holder.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or

CUSIP No. 57064P107	13G	Page 4 of 5 Pages

Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Not applicable.

CUSIP No. 57064P107	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 23, 2023
Date

/s/ Mark Patrick Arnold
Signature

Mark Patrick Arnold
Name